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Re:	Allison Transmission Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 10, 2011
File No. 333-172932

Dear Ms. Nguyen:

On behalf of our client, Allison Transmission Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on March 18, 2011, as amended by Amendment No. 1 filed with the Commission on April 26, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on May 13, 2011 (“Amendment No. 2”), Amendment No. 3 filed with the Commission on June 17, 2011 (“Amendment No. 3”) and Amendment No. 4 filed with the Commission on August 10, 2011 (“Amendment No. 4”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Eric C. Scroggins, the Company’s Vice President—General Counsel and Secretary, dated August 22, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 5, marked to show changes against Amendment No. 4, in the traditional non-EDGAR format to each of Chanda DeLong and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

November 4, 2011

Comparison of three months ended June 30, 2011 and 2010, page 52

Net Sales, page 52

1.	Where variances in line items are the result of more than one factor and/or of offsetting factors, the impact of each individually significant factor should be quantified. Please expand your disclosure to more fully comply with this guidance. Our comment applies to your discussion of net sales for the six months ended June 30, 2011 and 2010, as well.

Response: The Company has revised the disclosure on pages 52 and 54 in response to the Staff’s comments to quantify the significant factors that contributed to the change in net sales for the three and nine months ended September 30, 2011 compared to the corresponding periods in 2010.

Underwriting, page 131

2.	We note your response to our prior comment three and reissue in part. Please revise to name the underwriters that hold the Senior Cash Pay Notes and the principal amount of the notes held by these underwriters. We further note your disclosure in the last paragraph on page 134. Please also revise your “Use of Proceeds” section to cross-reference this information.

Response: The Company respectfully submits that it believes it is not required to disclose, pursuant to Item 508(a) of Regulation S-K (“Item 508”), the names of the underwriters who hold the 11.0% Senior Notes or the principal amount of such notes held by these underwriters where the amounts held are de minimis both to the underwriters and to the Company and therefore do not, individually or in the aggregate, constitute “a material relationship” between any of the underwriters and the company. As of August 5, 2011, Underwriter A, together with its affiliates, held approximately 3.3% of the outstanding aggregate principal amount of the 11.0% Senior Notes, Underwriter B, together with its affiliates, held approximately 1.1% of the outstanding aggregate principal amount of the 11.0% Senior Notes, and Underwriter C, together with its affiliates, held less than 0.1% of the outstanding aggregate principal amount of the 11.0% Senior Notes.1 As of August 5, 2011, Underwriter A, Underwriter B and Underwriter C collectively, together with their respective affiliates, held approximately 4.5% of the outstanding aggregate principal amount of the 11.0% Senior Notes. None of the other underwriters held any 11.0% Senior Notes as of such date.

In addition, a portion of the underwriters’ holdings are held by them as a result of ordinary course market-making activities and not in proprietary accounts. The SEC has previously maintained this distinction is sufficient to exempt disclosure of holdings for market-

[1]

Underwriter A, Underwriter B and Underwriter C have advised us that their holdings of 11.0% Senior Notes listed above may not reflect 11.0% Senior Notes held outside of the investment banking division of such underwriters or held in private equity portfolio companies that are affiliates of such underwriters. These underwriters have advised us that the design and operation of their internal systems do not permit them to have access to such information.

November 4, 2011

making activities from 13D and 13G reporting and from short-swing profit disgorgement under Section 16 of the Exchange Act. We believe a similar analysis is appropriate here, where securities held in market-making accounts are available for immediate resale, are not held with investment intent and frequently are bought and resold on a daily basis. However, because not all of the underwriters maintain systems which allow them to segregate holdings into proprietary and market-making accounts, the amounts listed above may, at least for certain underwriters, overstate the aggregate principal amount of 11.0% Senior Notes held by the underwriters in a proprietary capacity.

Furthermore, the Company respectfully notes that no disclosure is required under Financial Industry Regulatory Authority (“FINRA”) Rule 5121. FINRA Rule 5121 requires the appointment of a qualified independent underwriter and prominent disclosure in the Registration Statement if at least 5% of the net offering proceeds, not including underwriter compensation, are directed to an underwriter and its affiliates. In this case, each underwriter and its affiliates hold less than 5% of the outstanding aggregate principal amount of the 11.0% Senior Notes as furnished above, and therefore each underwriter and its affiliates will receive less than 5% of the net offering proceeds. The Company believes that because there is no conflict of interest necessitating disclosure under FINRA Rule 5121, it further supports the Company’s view that the relationships should not be considered material for the purposes of Item 508 and disclosure should not be required.

The Company also believes that additional disclosure would not likely be otherwise material or helpful to investors. The monetary amounts involved are not material for either the Company or any of the individual underwriters, based on their respective overall capitalization and investments. Furthermore, the underwriters have advised the company that disclosure of such holdings would impose an undue burden on the underwriters resulting from the corresponding exposure to competitive harm and the increased litigation risk vis a vis their peers, since underwriters are not generally required to provide such disclosure.

In addition, the principal amount of 11.0% Senior Notes held by the underwriters may change within any given day and from day to day and therefore the Company believes that disclosure of the amounts as of any given date is arbitrary and will not add to an investor’s understanding of the Company’s relationship with the underwriters. In fact, depending on the magnitude of the change in holdings from the amount disclosed, the Company believes such disclosure will not only be stale, but also potentially misleading to investors.

However, because the principal amount of 11.0% Senior Notes held by the underwriters may change within any given day and from day to day, if the principal amount of 11.0% Senior Notes held by any of the underwriters becomes material to the Company prior to the time the Registration Statement becomes effective, the Company confirms that it will revise the disclosure on page 136 of the Registration Statement accordingly to disclose the principal amount of 11.0% Senior Notes held by such underwriter substantially as follows:

“As of         , 2011, Underwriter X, together with its affiliates, held approximately     % of the outstanding aggregate principal amount of the 11.0% Senior Notes and Underwriter Y, together with its affiliates, held approximately     % of the outstanding aggregate principal

November 4, 2011

amount of the 11.0% Senior Notes. As of         , 2011, Underwriter X and Underwriter Y collectively, together with their respective affiliates, held approximately     % of the outstanding aggregate principal amount of the 11.0% Senior Notes. The aggregate principal amount of 11.0% Senior Notes held by the underwriters and their respective affiliates may change within any given day and from day to day.”

The Company has revised the “Use of Proceeds” section on page 38 of Amendment No. 5 in response to the last sentence of the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan of LATHAM & WATKINS LLP

Enclosures

cc:	(via fax)

Eric C. Scroggins

Chanda DeLong